UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of:  September 2024

Commission File Number: 001-41985

Murano Global Investments PLC

(Translation of Registrant's name into English)

25 Berkeley Square, London W1J 6HN
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.

☒ Form 20-F ☐ Form 40-F

Contents

On September 12, 2024, Murano Global Investments PLC (the "Company") issued a press release in connection with the closing of a private placement of debt securities by an indirect subsidiary of the Company.  A copy of the press release is furnished as Exhibit 1 to this Report on Form 6-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Murano Global Investments PLC
(Registrant)

Date: September 13, 2024	By:	/s/ David Galan
	Name:	David Galan
	Title:	Chief Financial Officer

EXHIBIT INDEX

EXHIBIT NO.	EXHIBIT DESCRIPTION

1.	Press Release.